Burcon NutraScience Corporation

Condensed Consolidated Interim Financial Statements

Three and six months ended September 30, 2021 and 2020

(Unaudited)

(Prepared in Canadian dollars)

BURCON NUTRASCIENCE CORPORATION

Condensed Consolidated Interim Balance Sheets

(Unaudited)

As at September 30, 2021 and March 31, 2021

(in Canadian dollars)

	September 30, 2021 $	March 31, 2021 $

ASSETS

Current assets
Cash and cash equivalents	10,880,708	13,972,659
Amounts receivable (notes 4 and 10)	278,777	338,715
Inventory	-	132,473
Prepaid expenses	277,309	154,757
	11,436,794	14,598,604

Property and equipment	970,356	1,005,760
Deferred development (notes 6 and 7)	5,507,214	4,463,748
Investment in and loan to Merit Functional Foods Corporation (note 4)	14,661,404	16,401,703
Goodwill	1,254,930	1,254,930

	33,830,698	37,724,745

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 10)	844,660	1,418,049
Lease liability	8,974	28,431
	853,634	1,446,480

Lease liability	67,652	5,266

	921,286	1,451,746

SHAREHOLDERS' EQUITY (note 6)
Capital stock	114,483,571	114,106,836
Contributed surplus	14,240,360	14,058,654
Options	7,154,616	6,490,537
Warrants	543,861	594,621
Deficit	(103,512,996)	(98,977,649)
	32,909,412	36,272,999

	33,830,698	37,724,745

Subsequent events (note 15)

Approved by the Audit Committee of the Board of Directors

"Douglas Gilpin"	"D. Lorne Tyrrell"

Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION

Condensed Consolidated Interim Statements of Operations and Comprehensive (Loss) Income

(Unaudited)

For the three and six months ended September 30, 2021 and 2020

(Prepared in Canadian dollars)

	Three months ended		Six months ended
	September 30		September 30

	2021 $	2020 $	2021 $	2020 $

REVENUE
Royalty income (notes 4 and 1(b))	31,660	131	49,625	8,646

EXPENSES
Research and development (note 7)	238,412	50,753	680,196	151,243
Intellectual property	182,237	173,444	341,022	312,219
General and administrative (note 8)	926,669	827,124	1,939,409	1,484,072

	1,347,318	1,051,321	2,960,627	1,947,534

LOSS FROM OPERATIONS	(1,315,658)	(1,051,190)	(2,911,002)	(1,938,888)

Interest and other income (notes 4 and 10)	104,654	219,109	213,021	368,670

Management fee income (notes 4 and 10)	24,645	54,232	86,473	163,547

Gain on dilution of investment in Merit Functional Foods Corp. (note 4)	-	6,384,942	-	6,384,942

Share of loss in Merit Functional Foods Corp. (note 4)	(158,933)	(948,972)	(1,907,030)	(1,331,148)

Interest expense (note 5)	(9,390)	(280,206)	(16,841)	(668,229)

Other	1,157	(632)	32	(2,311)

(LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME FOR THE PERIOD	(1,353,525)	4,377,283	(4,535,347)	2,976,583

BASIC AND DILUTED (LOSS) INCOME PER SHARE (note 9)	(0.01)	0.04	(0.04)	0.03

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity

(Unaudited)

For the six months ended September 30, 2021 and 2020

(Prepared in Canadian dollars)

	Number of fully paid common shares	Capital stock $	Contributed surplus $	Options $	Warrants $	Convertible debentures $	Deficit $	Total shareholders' equity $
Balance - March 31, 2020	96,799,638	98,046,103	9,030,861	9,673,821	1,792,168	2,762,927	(98,360,157)	22,945,723

Income and comprehensive income for the period	-	-	-	-	-	-	2,976,583	2,976,583

Shares issued	9,405,101	10,695,613	-	-	(171,600)	(2,762,927)	-	7,761,086

Issue costs	-	(4,284)	-	-	(785)	-	-	(5,069)

Options expired	-	-	5,027,793	(5,027,793)	-	-	-	-

Stock-based compensation expense	-	-	-	393,656	-	-	-	393,656

Balance - September 30, 2020	106,204,739	108,737,432	14,058,654	5,039,684	1,619,783	-	(95,383,574)	34,071,979

Balance, March 31, 2021	108,431,377	114,106,836	14,058,654	6,490,537	594,621	-	(98,977,649)	36,272,999

Loss and comprehensive loss for the period	-	-	-	-	-	-	(4,535,347)	(4,535,347)

Warrants exercised	105,750	262,260	-	-	(50,760)	-	-	211,500

Options exercised	72,117	114,475	-	(54,410)	-	-	-	60,065

Options expired	-	-	181,706	(181,706)	-	-	-	-

Stock-based compensation expense	-	-	-	900,195	-	-	-	900,195

Balance - September 30, 2021	108,609,244	114,483,571	14,240,360	7,154,616	543,861	-	(103,512,996)	32,909,412

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the six months ended September 30, 2021 and 2020

(Prepared in Canadian dollars)

	2021 $	2020 $
CASH FLOWS FROM OPERATING ACTIVITIES
(Loss) income for the period	(4,535,347)	2,976,583
Items not affecting cash
Amortization of property and equipment	63,123	53,931
Inventory expensed as research and development costs	132,186	-
Unrealized foreign exchange (gain) loss	(2,234)	2,138
Interest accretion	(166,731)	(149,437)
Finance income	(798)	(3,288)
Interest expense	16,841	668,320
Gain on dilution of investment in Merit Functional Foods Corporation	-	(6,384,942)
Share in loss of Merit Functional Foods Corporation	1,907,030	1,331,148
Stock-based compensation expense	556,089	292,461
	(2,029,841)	(1,213,086)
Changes in non-cash working capital items
Amounts receivable	59,938	87,890
Inventory	287	(151,423)
Prepaid expenses	(125,310)	151,438
Accounts payable and accrued liabilities	(384,657)	311,555
	(2,479,583)	(813,626)
Interest received	(21,847)	(14,897)
Interest paid	-	(572,097)
Net cash used in operating activities	(2,501,430)	(1,400,620)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	21,847	14,897
Development costs deferred	(808,863)	(1,048,117)
Acquisition of property and equipment	(29,724)	(632,536)
	(816,740)	(1,665,756)
CASH FLOWS FROM FINANCING ACTIVITIES
Issue of capital stock	271,566	715,000
Share issue costs	-	(234,520)
Lease payments	(47,581)	(44,227)
	223,985	436,253
FOREIGN EXCHANGE GAIN (LOSS) ON CASH AND CASH EQUIVALENTS	2,234	(2,138)

DECREASE IN CASH AND CASH EQUIVALENTS	(3,091,951)	(2,632,261)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	13,972,659	15,030,988

CASH AND CASH EQUIVALENTS - END OF PERIOD	10,880,708	12,398,727

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended September 30, 2021 and 2020 (Unaudited) (Prepared in Canadian dollars)

1. Nature of operations

Burcon NutraScience Corporation ("Burcon" or the "Company") is headquartered in Vancouver, British Columbia, Canada.

Burcon is a research and development company that has developed plant protein extraction and purification technology in the field of functional, renewable plant proteins.  The Company has an extensive portfolio of composition, application and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more.

a) Pea and canola proteins

Burcon has developed novel pea proteins that it has branded Peazazz® and Peazac® and three canola protein products, Puratein®, Supertein® and Nutratein®.

In May 2019, Burcon and two other entities formed Merit Functional Foods Corporation ("Merit Foods").  Merit Foods has completed the construction of and is commissioning a 94,000 square foot commercial protein production facility in Manitoba, Canada to produce, under license, Burcon's pea and canola protein  products.  See note 4 for further details.

b) CLARISOY®

Burcon had a license and production agreement (the "Soy Agreement") with Archer Daniels Midland Company ("ADM") to license its CLARISOY® technology to ADM on an exclusive basis to produce, market and sell CLARISOY® soy protein worldwide.  On August 7, 2020, Burcon and ADM agreed to terminate the Soy Agreement.  As part of the agreement to terminate the exclusive license, the CLARISOY trademark reverted back to Burcon.

2. Significant accounting policies

Basis of presentation

These condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standards ("IAS") 34, Interim Financial Reporting, and interpretations issued by the IFRS Interpretations Committee ("IFRIC") on a basis consistent with those accounting policies  followed in the most recent annual consolidated financial statements.  Certain comparatives have been restated to conform with this period's presentation.  These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and, as such, should be read in conjunction with the Company's consolidated annual financial statements for the year ended March 31, 2021.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended September 30, 2021 and 2020 (Unaudited) (Prepared in Canadian dollars)

The condensed consolidated interim financial statements were approved and authorized for issue by the Audit Committee of the Board of Directors on November 10, 2021.

Principles of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries, Burcon NutraScience (MB) Corp. ("Burcon-MB") and Burcon NutraScience Holdings Corp. ("Burcon Holdings").  A subsidiary is an entity in which the Company has control, directly or indirectly.  Under IFRS 10, an investor controls an investee if and only if the investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor's returns.  All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company's subsidiaries at September 30, 2021 are as follows:

	Place of incorporation	Interest %	Principal activity

Burcon NutraScience (MB) Corp.	Manitoba, Canada	100	Research and development
Burcon NutraScience Holdings Corp.	Canada	100	Investment holding

Accounting Standards and Amendments Issued but Not Yet Adopted

Amendments to IAS 1 - Classification of Liabilities as Current or Non-Current

The amendment clarifies the classification requirements to determine if a liability should be presented as current or non-current in the statement of financial position.  Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing or recognition.  The amendment is effective for annual reporting periods beginning on or after January 1, 2023 and is to be applied retrospectively, with earlier application permitted.  The Company is still considering whether the new standard will have a significant impact on the consolidated financial statements.

3. COVID-19

The COVID-19 outbreak was declared as a pandemic by the World Health Organization on March 11, 2020.  Globally, governments worldwide have focused on containment of the outbreak and the prevention of further spread.  Since the outbreak, global economies have been impacted as governments have imposed restrictions such as travel bans, self-imposed quarantines, social distancing and temporary closures of non-essential businesses.  While economies began to slowly reopen in June 2020 after an initial lockdown, governments were required to reinstate lockdowns and closures when infection rates returned at the end of 2020 and during 2021.  Since March 2021, the supply of vaccines has become more secure in Canada and immunization rates are continuing to improve in Canada, the United States and many developed countries in the world.  The duration and long-term effects of the pandemic is unknown at this time.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended September 30, 2021 and 2020 (Unaudited) (Prepared in Canadian dollars)

In response to the COVID-19 pandemic, Burcon implemented measures to ensure the safety of work conditions for its staff at the Winnipeg Technical Centre and at its head office in Vancouver.  While the COVID-19 pandemic has not had significant adverse effect on Burcon's and Merit Foods' business operations to-date, it is not possible to predict how long the pandemic will continue to last and whether the financial and business conditions of Burcon and Merit Foods will be impacted in future periods.

Governments worldwide, including Canada, have implemented significant monetary and fiscal relief programs designed to stabilize their economies.  Burcon has received Canadian government assistance through the CEWS and CERS programs.  See notes 7 and 8 for details.

4. Investment in and loan to Merit Functional Foods Corporation

Merit Foods was formed in May 2019 by Burcon NutraScience Holdings Corp. ("Burcon Holdings") and two other entities (the "Partners"), with Burcon initially owning 40% of Merit Foods and the Partners owning 40% and 20%.

On August 27, 2020, Bunge Limited ("Bunge") made an investment of $30 million into Merit Foods. In addition to purchasing equity directly from Merit Foods, Bunge purchased additional shares and debt from the other shareholders of Merit Foods.  As a result of these transactions, Bunge became a 25% shareholder in Merit Foods and Burcon's ownership interest in Merit Foods decreased to 33.3%.  As a result of the dilution in Burcon's ownership interest in Merit Foods, Burcon recorded a dilution gain of $6,384,942 during the three months ended September 30, 2020.

Merit Foods has developed, built and is commissioning an initial protein facility (the "Flex Production Facility") in Manitoba, Canada to manufacture the licensed pea and canola protein products.  Merit Foods formally completed the construction of the Flex Production Facility on December 31, 2020 and began the commissioning process.

Summary financial position for Merit Foods as at September 30, 2021

	As at September 30, 2021	As at March 31, 2021
	$	$

Current assets	6,316,163	16,125,384
Non-current assets	129,638,069	124,970,303
Current liabilities	5,978,729	9,303,585
Non-current liabilities	96,803,079	93,642,063

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended September 30, 2021 and 2020 (Unaudited) (Prepared in Canadian dollars)

Summary financial results for Merit Foods

	Three months ended		Six months ended
	September 30		September 30

	2021 $	2020 $	2021 $	2020 $

Total revenue	1,606,580	-	2,802,318	-

Loss and comprehensive loss for the period	(476,798)	(2,610,822)	(5,721,091)	(3,566,262)

Included in the loss and comprehensive loss for Merit Foods for the three months ended September 30, 2021 is a recovery of $1,967,942 to correct for a deferred income tax misstatement related to the three months ended June 30, 2021.

To-date, Burcon Holdings has made capital loan advances of $13.0 million to Merit Foods in the form of shareholder loans.

	Investment in Share capital $	Capital Contribution $	Loan receivable $	Total net investment $

Net Investment in Merit Foods, March 31, 2020	1	9,544,708	2,659,829	12,204,538
Share of loss in Merit Foods	-	(2,421,459)	-	(2,421,459)
Gain on dilution of investment in Merit Foods	-	6,384,942	-	6,384,942
Interest accretion	-	-	307,875	307,875
Expected credit loss provision	-	-	(74,193)	(74,193)

Net Investment in Merit Foods, March 31, 2021	1	13,508,191	2,893,511	16,401,703
Share of loss in Merit Foods	-	(1,907,030)[1]	-	(1,907,030)
Interest accretion	-	-	166,731	166,731

Net Investment in Merit Foods, September 30, 2021	1	11,601,161	3,060,242	14,661,404

____________________________

1 Included in Share of loss in Merit Foods for the three months ended September 30, 2021 is a recovery of $655,981 to correct for a deferred income tax misstatement related to the three months ended June 30, 2021.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended September 30, 2021 and 2020 (Unaudited) (Prepared in Canadian dollars)

The loans are non-interest bearing, unsecured, subordinated to Merit Foods' other secured and unsecured debts, have a term of 15 years, and may be repaid by Merit Foods, without penalty or bonus, on a pro-rata basis based on the proportionate share of each shareholder's loan outstanding in relation to the other shareholders of Merit Foods applied to the outstanding principal amounts.  Notional interest is accruing on the loan receivable at 11% per annum, which is considered to be the market rate of interest.  For the three and six months ended September 30, 2021, the Company recorded interest accretion of $84,636 and $166,731, respectively (2020 - $75,628 and $149,437).

Under the amended license and production agreement (the "Amended License Agreement"), Burcon receives running royalties on the net revenue (as defined in the Amended License Agreement) from the sales of the pea and canola protein products (the "Licensed Products") by Merit Foods.  During the three and six months ended September 30, 2021, Burcon recorded royalty revenues of $31,660 and $49,625, respectively, (2020 - $nil and $nil) from Merit's sales of the Licensed Products, of which $40,643 were included in amounts receivable as at September 30, 2021 (March 31, 2021 - $nil).

Burcon is responsible for the technology transfer to Merit Foods, and has been providing assistance, under a services agreement (the "Services Agreement"), to support the design, construction and commissioning of the commercial protein production facility, as well as providing other services and sample production services.  For the three and six months ended September 30, 2021, included in management fee income is $23,084 and $82,740, respectively, (2020 - $53,638 and $158,238) for services provided and $nil and $287, respectively, (2020 - $132,204 and $212,144) of samples sold to Merit Foods, of which $23,084 was included in amounts receivable at September 30, 2021 (March 31, 2021 - $66,709).

Merit Foods also provides certain consulting services to Burcon.  For the three and six months ended September 30, 2021, Burcon recorded professional fee expense of $nil and $9,415, respectively, (2020 - $2,320 and $10,720), of which $nil was included in accounts payable and accrued liabilities as at September 30, 2021 (March 31, 2021 - $nil).

In May 2020, Burcon announced that Merit Foods had secured a debt financing package of up to $85 million of capital from a syndicate of lenders including Export Development Canada ("EDC"), Farm Credit Canada and the Canadian Imperial Bank of Commerce.  The Partners and  Burcon Holdings were required to pledge their shares in Merit Foods as security under the loan facilities from EDC.  Bunge also pledged its shares as security under the EDC loan facilities after its investment in Merit Foods.  In connection with the loan facilities from EDC, Merit Foods had to fulfill various obligations, including the establishment and maintenance of a cost overrun account in a prescribed amount in connection with the costs related to the construction of the Flex Production Facility.  $6.5 million of this amount was permitted to be funded by way of a letter of credit ("LC").  To assist Merit Foods to fulfill this obligation, Burcon Holdings obtained a LC from HSBC Bank Canada ("HSBC") in April 2020, which was secured by a term deposit with HSBC in the same amount.  As part of the investment by Bunge into Merit Foods, the LC was released on August 28, 2020.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended September 30, 2021 and 2020 (Unaudited) (Prepared in Canadian dollars)

In connection with the LC, Burcon Holdings entered into a short-term loan agreement (the "Merit Loan Agreement") with Merit Foods in the amount of $6.5 million (the "Merit Loan").  The Merit Loan bore interest at 5% per annum, compounded annually, payable by way of a lump sum balloon payment at the end of the term.  Concurrent with the termination of the LC on August 28, 2020, the Merit Loan Agreement was also terminated on the same date.  For the three and six months ended September 30, 2021, Burcon recorded interest income of $nil and $nil, respectively, (2020 - $52,534 and $120,205) related to the Merit Loan.

In June 2020, Burcon announced that Merit Foods had secured additional debt financing of $10 million in the form of a 10-year interest-free loan from Agriculture and Agri-Food Canada (the "AIP Loan").  Burcon Holdings and the Partners provided a guarantee for the AIP Loan (the "AIP Guarantee").  The obligations of the AIP Guarantee are joint and several.  However, Burcon Holdings and the Partners (the "AIP Guarantors") entered into a reciprocal indemnity agreement (the "Indemnity Agreement').  Under the Indemnity Agreement, if any AIP Guarantor (each, a "Paying Guarantor") is required to make payment under the AIP Guarantee and any other AIP Guarantor (each, a "Contributing Guarantor") has not made a corresponding payment equal to its share based on its shareholdings in Merit Foods ("Contributive Share"), such Contributing Guarantor(s) shall pay the Paying Guarantor such amounts so that, after payment, all obligations and liabilities under the AIP Guarantee will have been borne by the AIP Guarantors in their original respective shareholding percentage in Merit Foods.

In total, Merit Foods secured a total of $99.2 million financing package from the Government of Canada that includes the financing noted above from EDC, FCC, AIP and Protein Industries Canada ("PIC").  In addition to the co-investment received by Merit Foods from PIC, a further co-investment by PIC to Merit Foods ("PIC 2") was announced in May 2021 to develop new plant-based products.  The project has a total investment of $7.9 million, with PIC funding one-half of the total investment into the project.

Subsequent to the quarter-end, the shareholders of the Partners (the "EDC Guarantors") provided guarantees of $10 million (the "EDC Guarantee") to EDC in order for Merit Foods to meet certain credit requirements required by EDC under the loan agreements with EDC.  Burcon Holdings and the EDC Guarantors have entered into a reciprocal indemnity agreement (the "EDC Indemnity Agreement").  Under the EDC Indemnity Agreement, if any EDC Guarantor (each, a "EDC Paying Guarantor") is required to make payment under the EDC Guarantee and any other EDC Guarantor and Burcon Holdings (each, a "EDC Contributing Guarantor") has not made a corresponding payment equal to its Contributive Share, such EDC Contributing Guarantor(s) shall pay the EDC Paying Guarantor such amounts so that, after payment, all obligations and liabilities under the EDC  Guarantee will have been borne by the EDC Guarantors in their respective Contributive Shares.  Burcon's Contributive Share under the EDC Indemnity Agreement is 44.44%.  The obligations of Burcon and the EDC Guarantors shall terminate upon the termination or release by EDC of the EDC Guarantors' obligations under the EDC Guarantee.  In October 2021, Bunge exercised its right to subscribe for additional common shares of Merit Foods for an aggregate subscription price of $4.95 million.  As a result of this investment, the aggregate liability of the EDC Guarantors under the EDC Guarantee was reduced to $5.05 million.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended September 30, 2021 and 2020 (Unaudited) (Prepared in Canadian dollars)

Following the investment by Bunge in Merit Foods in October 2021, Bunge's interest in Merit Foods increased from 25.0% to 28.9% and Burcon's interest in Merit Foods decreased from 33.3% to 31.6%.

5. Convertible debentures

Convertible debentures

On December 10, 2019, the Company issued convertible debentures (the "Debentures") through a non-brokered private placement for an aggregate principal amount of $9.5 million.  Certain directors and an officer of the Company subscribed for Debentures totalling $2 million in principal amount.  Each Debenture consisted of $1,000 principal amount, bore interest at a rate of 8.5% per annum, payable semi-annually in arrears and was unsecured.

The Debentures were convertible at the option of the holder, in whole or in part, into common shares of the Company at a conversion price of $1.05 per share.  During the three and six months ended September 30, 2020, the holders of the Debentures converted principal amounts of $744,500 and $1,704,500, respectively, for the issuance of 709,044 and 1,623,327 common shares, respectively, of the Company.

Burcon had the right, at its sole discretion, to force the conversion of the Debentures if the shares traded at or above $2.15 for a period of 14 consecutive trading days.  The Company determined it had met this condition between August 12 to August 31, 2020 and issued a notice to the holders of the Debentures for conversion of the Debentures to common shares on September 8, 2020.  As a result of the conversion of $7,795,500 of outstanding principal amount of the Debentures, an aggregate of 7,424,274 common shares were issued to the holders of the Debentures.

For the three and six months ended September 30, 2021, the Company recorded interest expense of $nil and $nil, respectively (2020 - $262,198 and $637,522).

6. Shareholders' equity

a) Capital stock

Authorized

Unlimited number of common shares without par value

Equity Offering

On February 19, 2020, the Company completed a bought deal equity offering of 7,419,800 units (the "Units") at a price of $1.55 per Unit for aggregate gross proceeds to the Company of $11.5 million (the "Offering") and net proceeds of $10.3 million.

Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant").  Each Warrant is exercisable to acquire one common share (a "Warrant Share") until February 19, 2022 at an exercise price of $2.00 per Warrant Share.  In addition to a cash commission, the agents received compensation options (Agents' Warrants) entitling the agents to purchase up to 519,386 common shares.  Each Agent's Warrant is exercisable to acquire one common share of the Company at an exercise price of $2.00 per share until February 19, 2022.  During the three and six months ended September 30, 2021, warrants were exercised for 60,000 and 105,750 Warrant Shares, respectively (2020 - 357,500 and 357,500), providing proceeds of $120,000 and $211,500 (2020 - $715,000 and $715,000), respectively.  As at September 30, 2021, 1,318,650 Warrants and 311,632 Agents' Warrants were outstanding.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended September 30, 2021 and 2020 (Unaudited) (Prepared in Canadian dollars)

b) Contributed surplus

Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders' equity.

c) Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiaries are eligible to participate.

At September 30, 2021, 4,970,140 (March 31, 2021 - 4,949,106) options to purchase common stock are outstanding from the stock option plan.  These options, when vested under the terms of the plan, are exercisable at prices ranging between $0.23 and $8.05 per common share.  An additional 5,890,784 (March 31, 2021 - 5,894,031) options may be granted in future years under this plan.  Unless otherwise determined by the board of directors, the options have a term of up to 10 years from the date of grant.  The vesting terms are determined at the discretion of the board of directors at the time of grant.  All grants are recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.

	Six months ended Sep. 30, 2021		Year ended March 31, 2021

	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $

Outstanding - Beginning of period	4,949,106	2.63	4,507,606	3.32

Granted	138,000	4.20	1,253,000	3.95
Exercised	(76,966)	1.00	(94,000)	0.56
Expired	(40,000)	6.78	(717,500)	9.51

Outstanding - End of period	4,970,140	2.67	4,949,106	2.63

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended September 30, 2021 and 2020 (Unaudited) (Prepared in Canadian dollars)

The following table summarizes information about stock options outstanding and exercisable at September 30, 2021:

	Options outstanding			Options exercisable
Range of exercise prices $	Number outstanding at Sep. 30, 2021	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number exercisable at Sep.30, 2021	Weighted average exercise price $

0.23 - 0.69	787,667	6.99	0.39	628,000	0.43
1.88 - 4.89	4,122,473	5.29	3.03	2,952,470	2.84
6.78 - 8.05	60,000	0.13	8.05	60,000	8.05

	4,970,140	5.50	2.67	3,640,470	2.51

The fair value of each option is estimated as at the date of grant or other measurement date using the Black-Scholes option pricing model and the following weighted average assumptions:

	Six months ended September 30, 2021	Year ended March 31, 2021

Dividend yield	0.0%	0.0%
Expected volatility	81.1%	78.5%
Risk-free interest rate	1.0%	0.5%
Expected forfeitures	6.9%	7.2%
Expected average option term (years)	6.0	6.7

The expected volatility and expected forfeitures are based on historical volatility and forfeitures. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the expected average option term. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

The weighted average fair value of the options granted during the six months ended September 30, 2021 was $2.89 per option (year ended March 31, 2021 - $2.73 per option).

For the three and six months ended September 30, 2021, included in research and development expenses (salaries and benefits) is $45,350 and $114,137, respectively, (2020 - $nil and $nil) (note 6) of stock-based compensation and included in general and administrative expenses (salaries and benefits) is $277,906 and $441,952, respectively, (2020 - $191,000 and $240,375) (note 7) of stock-based compensation.  For the three and six months ended September 30, 2021, included in deferred development costs is $190,503 and $344,106, respectively, (2020 - $23,615 and $101,195) of stock-based compensation.  For the three and six months ended September 30, 2021, included in inventory production is $nil and $nil, respectively, (2020 - $37,672 and $52,086) of stock-based compensation.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended September 30, 2021 and 2020 (Unaudited) (Prepared in Canadian dollars)

d) Restricted Share Unit ("RSU") Plan

At the annual general meeting held in September 2021, the shareholders of the Company approved a new RSU plan in which all directors, officers, employees and consultants of the Company and its subsidiaries are eligible to participate.  Each RSU is redeemable for one common share of the Company but, at the election of the Company, may be redeemed for cash in the amount equal to the market value of the Company's shares on vesting date, or a common share acquired by the Company on a public exchange.  The RSUs must be redeemed no later than December 31st of the third year after the date of grant.  The vesting terms are determined at the discretion of the board of directors at the time of grant.  The fair value of the grants is determined on the date of grant and is recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.  As at September 30, 2021, no RSUs have been granted.

7. Research and development

	Three months ended		Six months ended
	September 30		September 30

	2021 $	2020 $	2021 $	2020 $

Salaries and benefits	538,289	438,625	1,154,850	839,961
Inventory written off to research and development	-	-	132,186	-
Laboratory operation	73,980	89,945	142,217	157,272
Amortization of property and equipment	56,960	53,208	117,321	83,783
Rent	23,554	23,108	52,078	45,402
Analyses and testing	30,080	9,473	45,596	16,469
Total research and development expenses	722,863	614,359	1,644,248	1,142,887
To deferred development costs	(484,451)	(339,708)	(964,052)	(615,111)
To inventory production	-	(223,898)	-	(376,533)
Net research and development expenses	238,412	50,753	680,196	151,243

For the three and six months ended September 30, 2021, research and development expenses have been reduced by COVID-19 subsidies of $118,146 and $206,881 (2020 - $nil and $nil) from the Canada Emergency Wage Subsidy ("CEWS") and Canada Emergency Rent Subsidy programs ("CERS).

As Merit Foods began producing its own samples after the completion of the Flex Production Facility to provide to its customers, it no longer required Burcon to supply samples.  As a result, Burcon wrote off its pea and canola inventory on-hand during the three months ended June 30, 2021.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended September 30, 2021 and 2020 (Unaudited) (Prepared in Canadian dollars)

8. General and administrative

	Three months ended		Six months ended
	September 30		September 30

	2021 $	2020 $	2021 $	2020 $

Salaries and benefits	582,263	458,534	1,099,923	918,138
Investor relations	117,158	77,366	306,070	112,083
Office supplies and services	101,380	41,461	175,960	84,494
Professional fees	75,123	195,571	228,026	287,998
Other	32,208	13,415	47,031	26,749
Transfer agent and filing fees	18,537	26,894	82,399	30,820
Financing expense	-	13,883	-	23,790

	926,669	827,124	1,939,409	1,484,072

For the three and six months ended September 30, 2021, general and administrative expenses have been reduced by $41,895 and $109,003, respectively, (2020 - $nil and $nil) from COVID-19 subsidies received from the CEWS program.

9. Basic and diluted (loss) income per share

The following table sets forth the computation of basic and diluted income (loss) per share:

	Three months ended		Six months ended
	September 30		September 30

	2021 $	2020 $	2021 $	2020 $

(Loss) income for the period, being (loss) income attributable to common shareholders - basic and diluted	(1,353,525)	4,377,283	(4,535,347)	2,976,583

	Shares	Shares	Shares	Shares

Weighted average common shares - basic	108,536,205	100,124,413	108,501,348	98,658,098
Weighted average common shares - diluted	108,536,205	107,848,305	108,501,348	106,381,990

Basic and diluted income (loss) per share	(0.01)	0.04	(0.04)	0.03

For the three and six months ended September 30, 2021, the Company excluded all potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

10. Related party transactions

The Company engaged an entity that is related by virtue of common officers for the following related party transactions:

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended September 30, 2021 and 2020 (Unaudited) (Prepared in Canadian dollars)

  For the three and six months ended September 30, 2021, the Company made payments of $nil and $nil, respectively, (2020 - $4,584 and $4,584) for office space rental.

  For the three and six months ended September 30, 2021, included in general and administrative expenses (management fees) are $263 and $2,106, respectively, (2020 - $691 and $1,339), for services provided to the Company.  At September 30, 2021, $82 (March 31, 2021 - $75) of this amount is included in accounts payable and accrued liabilities.  For the three and six months ended September 30, 2021, included in interest and other income is $1,561 and $3,733, respectively, (2020 - $594 and $5,310) for management services provided by the Company.  At September 30, 2021, $431 (March 31, 2021 - $437), of this amount is included in amounts receivable.

Burcon has a services agreement (the "Services Agreement") with Merit Foods to provide technical, administrative and general management services, research and analytical services and sample production services based on rates set out in the Services Agreement.  Merit Foods also provides certain technical and consulting services to Burcon.  See note 4 for details.

In connection with the LC, Burcon Holdings entered the Merit Loan Agreement with Merit Foods in the amount of $6.5 million.  During the three and six months ended September 30, 2021, Burcon recorded interest income of $nil and $nil, respectively, (2020 - $52,534 and $120,205) related to the Merit Loan, of which $nil was included in amounts receivable as at September 30, 2021 (March 31, 2021 - $nil).

Certain directors and an officer subscribed for $2.0 million of the Debentures.  During the three and six months ended September 30, 2021, the Company made total convertible debenture interest payments of $nil and $nil, respectively (2020 - $41,803 and $126,803) to these directors and officer.

11. Key management compensation

Key management includes the Company's CEO.  Remuneration of directors and key management personnel comprises:

	Six months ended
	September 30

	2021 $	2020 $

Short-term benefits	233,692	290,089
Option-based awards	196,009	134,052

	429,701	424,141

Short-term benefits comprise salaries, director fees and employment benefits.

Option-based awards represent the cost to the group of senior management and directors' participation in the incentive stock option plan, as measured by the fair value of instruments granted accounted for in accordance with IFRS 2, Share-based Payment.  For details of these plans refer to note 6 to these condensed consolidated interim financial statements.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended September 30, 2021 and 2020 (Unaudited) (Prepared in Canadian dollars)

12. Financial instruments

Credit risk

The financial instruments that expose the Company to a concentration of credit risk are cash and cash equivalents, amounts receivable and capital loan advances to Merit Foods.  The Company's cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks.  The Company limits its exposure to credit loss by placing its cash and cash equivalents with two Canadian chartered banks.

An expected credit loss provision of $74,193 was recorded during fiscal 2021 in relation to the loan receivable from Merit Foods.  The risk profile of Merit Foods has not changed significantly for the three and six months ended September 30, 2021.

Interest rate risk

All of the Company's financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates, short-term deposits that earn interest at fixed interest rates, and the Merit Loan that bore interest at a fixed interest rate.  Burcon's cash and cash equivalents are held at two Canadian chartered banks to maximize interest and to diversify risk.  For the three and six months ended September 30, 2021, the weighted average interest rate earned on the Company's cash and cash equivalents was 0.44% and 0.44%, respectively, per annum (2020 - 0.32% and 0.27% per annum).  The impact of a 1% strengthening or weakening of interest rates on the Company's cash and cash equivalents at September 30, 2021 is estimated to be a $109,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 13). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company's estimated minimum contractual undiscounted cash flow requirement for its financial liabilities at September 30, 2021 is $844,660, all of which is within the next 12 months.

Fair value

The fair value of the Company's short-term financial assets and financial liabilities, including cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities approximates their carrying values due to the short-term maturities of these financial instruments.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended September 30, 2021 and 2020 (Unaudited) (Prepared in Canadian dollars)

The carrying values and fair values of financial instruments, by class, are as follows as at September 30, 2021 and March 31, 2021:

As at September 30, 2021
	At fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
	$	$	$	$
Financial assets
Cash and cash equivalents	-	10,880,708	-	10,880,708
Amounts receivable	-	278,777	-	278,777
Loan to Merit Foods	-	3,060,242	-	3,134,435
Total	-	14,219,727	-	14,293,920

Financial liabilities
Accounts payable and accrued liabilities	-	-	844,660	844,660
Total	-	-	844,660	844,660

As at March 31, 2021

	At fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
Financial assets	$	$	$	$
Cash and cash equivalents	-	13,972,659	-	13,972,659
Amounts receivable	-	338,715	-	338,715
Loan to Merit Foods	-	2,893,511	-	2,967,704
Total	-	17,204,885	-	17,279,078
Financial liabilities
Accounts payable and accrued liabilities	-	-	1,418,049	1,418,049
Total	-	-	1,418,049	1,418,049

Currency risk

The Company has entered into certain forward U.S. dollar purchase contracts to hedge its estimated exposure to currency fluctuations for its U.S. denominated liabilities.  As at September 30, 2021 and March 31, 2021, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars:

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended September 30, 2021 and 2020 (Unaudited) (Prepared in Canadian dollars)

	September 30, 2021	March 31, 2021
U.S. Dollars
Cash and cash equivalents	$64,380	$27,752
Amounts receivable	-	1,851
Accounts payable and accrued liabilities	(27,683)	-
Net exposure	$36,697	$29,603

Canadian dollar equivalent	$46,755	$37,226

Based on the above net exposure at September 30, 2021, a 10% appreciation or depreciation of the U.S. dollar against the Canadian dollar would have resulted in an increase/decrease of approximately $4,000 (March 31, 2021 - $3,000) in the Company's loss from operations.

13. Capital disclosures

The Company considers its capital to be its shareholders' equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its research and development program.  The Company is dependent on non-operating sources of cash, primarily from issuing equity and debt, to fund its operations and research development programs.  The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the six months ended September 30, 2021.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended September 30, 2021 and 2020 (Unaudited) (Prepared in Canadian dollars)

14. Segment information

The Company operates in a single reportable operating segment and geographic location involving the development of plant-based proteins.  All non-current assets are located in Canada.

15. Subsequent events

Subsequent to September 30, 2021:

a) 90,000 options were exercised on a cashless basis for 48,000 common shares at a weighted average exercise price of $0.93 per share;

b) 50,000 options were granted to a director with an exercise price of $1.90;

c) 80,000 options were cancelled at an exercise price of $4.01;

d) The Company's investment in Merit Foods decreased from 33.3% to 31.9% (see note 4); and

e) Burcon entered into a reciprocal indemnity agreement with the shareholders of the Partners in relation to Merit Foods' credit agreements (see note 4).